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[NOTE: AMOUNTS IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED.]

                            [ONEX CORPORATION LOGO]

STOCK SYMBOL: TSE, ME: OCX
TORONTO, ONTARIO -- APRIL 8, 1999

               ONEX ACQUIRES LEADING METAL BUILDING MANUFACTURER
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TORONTO, ONTARIO -- Onex Corporation announced today that two of its subsidiaries have entered into a definitive merger agreement to acquire all the outstanding common shares of American Buildings Company (NASDAQ: ABCO) at a price of US$36.00 per share in cash. The total value of the transaction is approximately $405 million.

American Buildings Company, headquartered in Eufaula, Alabama, is a diversified manufacturer and marketer of metal building products throughout North America. Principal products include metal buildings, roofing and upward-acting door systems. The company reported 1998 sales from continuing operations of $660 million.

The Onex subsidiaries will commence a tender offer for all the outstanding shares of American Buildings Company within five business days. The Board of Directors of the company has approved the merger agreement and has recommended that shareholders tender their shares to the offer. The Board of Directors of American Buildings Company has received a fairness opinion from Warburg Dillon Read LLC.

The offer is subject to customary conditions, including there having been validly tendered by the expiration date and not withdrawn shares that, together with shares held by Onex and its subsidiaries, constitute a majority of American Buildings Company's outstanding shares, on a fully-diluted basis.

The offer will be made only upon and subject to the terms and conditions of the Offer to Purchase and the related Letter of Transmittal.

"American Buildings is an outstanding company with an excellent management team and is a leader in its industry," said Mark L. Hilson, Vice-President of Onex Corporation. "We believe that the price we are paying, which is 65% above the closing price for the shares on April 7 on NASDAQ, shows the high regard we have for the business."

Onex will be the majority and controlling shareholder of the company and will invest approximately $145 million in the equity. It is anticipated that the management of American Buildings Company will become significant investors as well.

Onex Corporation is a diversified company with annual consolidated revenues of $8.8 billion, consolidated assets of $6.8 billion and 53,000 employees. Onex was ranked the 9th-largest company in Canada in The Financial Post 500. It operates through autonomous subsidiaries that are leaders in their industries. They include Sky Chefs, Celestica Inc., ClientLogic, Lantic Sugar Limited, Dura Automotive Systems, Inc., Tower Automotive, Inc., Phoenix Pictures Inc. and Vencap, Inc. Onex shares trade on the Toronto and Montreal exchanges under the stock symbol OCX.

FOR FURTHER INFORMATION: MARK L. HILSON OR NIGEL S. WRIGHT -- (416) 362-7711

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